UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 06 )*

21st Century Holding Company (Name of Issuer)
Common Stock, $.01 Par Value (Title of Class of Securities)
90136Q100 (CUSIP Number)
Calendar Year 2004 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 90136Q100

1.	Names of Reporting Persons. Edward J. Lawson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 885,284

	6.	Shared Voting Power 727,814

	7.	Sole Dispositive Power 885,284

	8.	Shared Dispositive Power 727,814

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,098(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 26.7% (2)

12.	Type of Reporting Person IN

         1. Represents 818,960 shares of Common Stock owned directly by Edward Lawson; 66,324 shares of Common Stock beneficially owned by Edward Lawson pursuant to immediately exercisable stock options; 681,713 shares of Common Stock owned directly by Michele Lawson, Edward Lawson's spouse; 20,676 shares of Common Stock beneficially owned by Michele Lawson, Edward Lawson's spouse, pursuant to immediately exercisable stock options; and 25,425 shares of Common Stock held as custodian for a minor child.

2. Calculated on the basis of 6,047,942 shares of Common Stock outstanding on December 31, 2004.
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Item 1.
(a)	Name of Issuer 21st Century Holding Company
(b)	Address of Issuer's Principal Executive Offices 3661 West Oakland Park Blvd, Suite 300 Lauderdale Lakes, Florida 33311

Item 2.
(a)	Name of Person Filing Edward J. Lawson
(b)	Address of Principal Business Office or, if none, Residence 3661 West Oakland Park Blvd, Suite 300 Lauderdale Lakes, Florida 33311
(c)	Citizenship U.S.A.
(d)	Title of Class of Securities Common Stock, $.01 Par Value
(e)	CUSIP Number 90136Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,613,098 (1)
(b)	Percent of class: 26.7% (2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 885,284
	(ii)	Shared power to vote or to direct the vote 727,814
	(iii)	Sole power to dispose or to direct the disposition of 885,284
	(iv)	Shared power to dispose or to direct the disposition of 727,814

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005
By:	/s/ Edward J. Lawson Edward J. Lawson

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